UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 30, 2021

IDEANOMICS, INC.

(Exact name of registrant as specified in its charter)

Nevada	20-1778374
(State or other jurisdiction	(IRS Employer
of incorporation)	Identification No.)

001-35561

(Commission File Number)

1441 Broadway, Suite 5116, New York, NY 10018

(Address of principal executive offices) (Zip Code)

212-206-1216

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value per share	IDEX	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On August 30, 2021, Ideanomics, Inc., a Nevada corporation (“Ideanomics,” “we,” “our,” and “us”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Longboard Merger Corp. (“Merger Sub”), VIA Motors International, Inc. (“VIA”) and Shareholder Representative Services LLC, in its capacity as Stockholders’ Representative, whereby, at the effective time, Merger Sub will merge with and into VIA (the “Merger”), with VIA being the surviving corporation of such merger and Ideanomics being the owner of 100% of the issued and outstanding equity of VIA. The total aggregate consideration payable in connection with this transaction is equal to $630,000,000, consisting of an upfront payment at the closing of the transaction of $450,000,000 and an earnout payment of up to $180,000,000 payable before December 31, 2026, subject to fulfillment of certain conditions (such payments together, the “Merger Consideration”). The Merger Consideration is subject to customary purchase price adjustments set forth in the Merger Agreement and is payable in shares of common stock of Ideanomics.

The Merger Agreement contains customary representations and warranties of Ideanomics and VIA relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Ideanomics and VIA and termination rights, including, subject to certain exceptions, covenants relating to conducting their respective businesses in the ordinary course consistent with past practice, excluding actions taken in good faith in order to respond to the COVID-19 pandemic.

The Merger Agreement contains termination rights for each of Ideanomics and VIA, including: (a) Ideanomics and VIA may mutually agree in writing to terminate the Merger Agreement; (b) by Ideanomics, at any time prior to the closing of the Merger, if (i) VIA is in breach, in any material respect, of the representations, warranties or covenants made by it in the Merger Agreement, (ii) such breach is not cured within 20 business days after Ideanomics has given written notice of such breach to VIA (to the extent such breach is curable) and (iii) such breach, if not cured, would render the conditions set forth in Section 6.2 of the Merger Agreement incapable of being satisfied; (c) by VIA, at any time prior to the closing of the Merger, if (i) Ideanomics or Merger Sub is in breach, in any material respect, of the representations, warranties or covenants made by it in the Merger Agreement, (ii) such breach is not cured within 20 business days after VIA has given written notice of such breach to Ideanomics (to the extent such breach is curable) and (iii) such breach, if not cured, would render the conditions set forth in Section 6.1 of the Merger Agreement incapable of being satisfied; (d) by written notice by either VIA or Ideanomics to the other, at any time after March 31, 2022 if the closing of the Merger shall not have occurred on or prior to such date; provided, that the right to terminate the Merger Agreement under Section 9.1(d) of the Merger Agreement shall not be available to such party if the action or inaction of such party or any of its affiliates has been a principal cause of or resulted in the failure of the closing of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement; and (e) by either Ideanomics or VIA if any governmental authority having competent jurisdiction has issued a final, non-appealable order or taken any other action the effect of which is to permanently restrain, enjoin or otherwise prohibit the contemplated transactions; provided that the right to terminate the Merger Agreement under Section 9.1(e) of the Merger Agreement shall not be available to such party if the action or inaction of such party or any of its affiliates has been a principal cause of or resulted in such order or action and such action or inaction constitutes a breach of the Merger Agreement.

The completion of the Merger is subject to satisfaction or waiver of certain customary closing conditions, including (a) the receipt of the required approvals from Ideanomics stockholders and VIA stockholders, (b) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any authorization or consent from a governmental entity required to be obtained with respect to the Merger having been obtained and remaining in full force and in effect, (c) the absence of any governmental order or law making illegal or otherwise prohibiting the consummation of the Merger, (d) the effectiveness of the registration statement on Form S-4 to be filed by Ideanomics pursuant to which the shares of Ideanomics common stock to be issued in connection with the Merger are registered with the Securities and Exchange Commission (the “SEC”), (e) the authorization for listing of the shares of Ideanomics common stock to be issued in connection with the Merger on the NASDAQ, and (f) that certain individuals enter into employment agreements. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement, and the receipt of an officer’s certificate from the other party to such effect.

The board of directors of Ideanomics has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, Ideanomics and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and (3) resolved to recommend that Ideanomics’ stockholders vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

In connection with the execution of the Merger Agreement Ideanomics provided a $42.5 million loan to VIA pursuant to a Secured Convertible Promissory Note (the “Note”), which Note amount will be a deduction to the Merger Consideration and is secured by a lien on all of the assets of VIA.

The Merger Agreement and related description are intended to provide information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Ideanomics in its reports filed with the SEC. In particular, the Merger Agreement and related description are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Ideanomics or VIA. The representations and warranties have been negotiated with the principal purpose of not establishing matters of fact, but rather as a risk allocation method establishing the circumstances under which a party may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise. As is customary, the assertions embodied in the representations and warranties made by VIA in the Merger Agreement are qualified by information contained in confidential disclosure schedules that VIA has delivered to Ideanomics in connection with the signing of the Merger Agreement. The representations and warranties also may be subject to a contractual standard of materiality different from those generally applicable under the securities laws. Shareholders of Ideanomics are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Ideanomics or VIA. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the transactions contemplated thereby and the Note are summaries and do not purport to be complete, and such descriptions are qualified in their entirety by reference to the full text of the Merger Agreement and the Note, copies of which are filed as Exhibits 2.1 and 10.2 to this Current Report on Form 8-K, respectively, and incorporated by reference herein.

Voting and Support Agreement

In connection with the execution of the Merger Agreement, on August 30, 2021, certain stockholders and directors of VIA have entered into Voting and Support Agreements ( “Support Agreement”) pursuant to which, inter alia, such stockholders have agreed to vote all of their respective shares of VIA common stock in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger), representing in the aggregate, at least 65% of the outstanding shares of capital stock of VIA.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by the full text of such agreement, a form of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)   Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated August 30, 2021. by and among Ideanomics, Inc., Longboard Merger Corp., Via Motors International, Inc. and Shareholder Representative Services LLC
10.1	Form of Voting and Support Agreement, dated August 30, 2021
10.2	Secured Convertible Promissory Note issued by VIA Motors International, Inc. to Ideanomics, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules (or similar attachments) upon request by the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed transaction between Ideanomics and VIA. This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties, and include statements regarding our proposed acquisition of VIA, statements about the expected benefits of the transaction, our business strategy and planned product offerings, and potential future financial results. Although Ideanomics believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Ideanomics’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, such as risks related to: our ability to consummate the proposed transaction on a timely basis or at all; our ability to successfully integrate VIA’s operations and personnel; our ability to implement our plan, forecasts and other expectations with respect to VIA’s business after the completion of the transaction and realize expected synergies; our need to raise substantial capital in order to support the combined company’s business plan; the satisfaction of the conditions precedent to consummation of the proposed transaction; our ability to secure regulatory approvals on the terms expected in a timely manner or at all; our ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; any negative effects of the announcement or the consummation of the proposed transaction on the market price of our common stock or on our operating results; the impact of significant transaction costs and unknown liabilities on our operating results; the risk of litigation and/or regulatory actions related to the proposed transaction; the exertion of management’s time and our resources, and other expenses incurred in connection with the transaction; the effect of the announcement or pendency of the transaction on Ideanomics’s and VIA’s business relationships, operating results, and business generally; the transformation of our business model; fluctuations in our operating results; strain to our personnel management, financial systems and other resources as we grow our business; our ability to attract and retain key employees and senior management; competitive pressure; our international operations. These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to our periodic reports and other filings with the SEC, including the risk factors identified in our most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K; and other risks and uncertainties disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Form 10-K and Form 10-Q filed with the SEC, and similar disclosures in subsequent reports filed with the SEC, which are available on the SEC website at www.sec.gov. All forward-looking statements attributable to Ideanomics or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, Ideanomics does not assume a duty to update these forward-looking statements.

 No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Merger and Where to Find It

In connection with the proposed transaction, Ideanomics intends to file with the SEC a registration statement on Form S-4 that will include a prospectus and proxy statement of Ideanomics. We may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that we may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Ideanomics and VIA Motors. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Ideanomics, VIA and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Ideanomics will be available free of charge on our website at Ideanomics.com or by contacting our Investor Relations department at IR@Ideanomics.com.

Participants in the Solicitation

Ideanomics, VIA and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Ideanomics, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in our Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 31, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Ideanomics or VIA using the sources indicated above and below.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ideanomics, Inc.

Date: September 3, 2021	By:	/s/ Alfred Poor
Alfred Poor
Chief Executive Officer